Kenneth L. Henderson

Direct: 212-541-2275

Fax: 212-541-1357

klhenderson@bryancave.com

August 20, 2007

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James River Group, Inc.

Preliminary proxy statement filed August 3, 2007

File No. 0-51480

Dear Mr. Riedler:

On behalf of James River Group, Inc. (the “Company”), we are providing the following responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 9, 2007 (the “Comment Letter”). The Company understands that, for purposes of the Comment Letter, the Staff reviewed the above-referenced preliminary proxy statement filed on August 3, 2007 (the “Proxy Statement”) in connection with the Agreement and Plan of Merger, dated as of June 11, 2007 (the “Merger Agreement”), among the Company, Franklin Holdings (Bermuda), Ltd. (“Parent”), and Franklin Acquisition Corp. (“Merger Sub”, and together with Parent, “Buyer”), solely with respect to Rule 13e-3 issues, and that the Staff may provide separate comment letters in connection with its review of the Proxy Statement with respect to other issues.

We have duplicated the text of your comment below and have provided responses following such text. The information and responses below are based upon information provided to us by the Company (including members of management and members of a board committee, consisting entirely of non-management directors, formed to assist in the consideration of strategic alternatives), representatives of Buyer, representatives of the board committee and/or the other parties involved in the transaction, as applicable. Page and section references in the information and analysis below refer to the pages and sections of the Proxy Statement.

Jeffrey Riedler

August 20, 2007

COMMENT

Please provide us a detailed analysis of the consideration given to Rule 13e-3. Your analysis should address:

•	The percentage of shares that will be available for management investment;
•	How many members of management will be given the opportunity to invest in the company;
•	Who the members of management are who will be given the opportunity to invest in the company; and
•	The extent to which there have been discussions between these members of management and the Buyer relating to the opportunity to invest in the company and potential employment agreements.

RESPONSE

The Company respectfully advises the Staff that the Company, in consultation with its legal advisors and the board committee’s legal advisors, has carefully evaluated the proposed merger in light of the applicability of Rule 13e-3, and for the reasons set out in detail below believes that the proposed merger does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Factual Background

The Company notes initially that Buyer owns no shares of stock of the Company, and members of the D. E. Shaw group, of which Buyer is a part, own significantly less than 1% of the common stock of the Company; none of Buyer or any other member of the D. E. Shaw group has any representation on, or the right to appoint any representation to, the Company’s board of directors; and none of Buyer or any other member of the D. E. Shaw group directly or indirectly controls the Company, is directly or indirectly controlled by the Company or is under common control with the Company. In addition, there are no commercial or other relationships between any member of the Company’s management or board of directors, on the one hand, and Buyer or any other members of the D. E. Shaw group, on the other, that would make Buyer an affiliate of the Company. Members of the Company’s management, who have existing employment agreements with the Company, which are expected to remain in force after the closing of the transaction, have not entered into any new or modified employment agreements or arrangements with Buyer or any other member of the D. E. Shaw group. Members of the Company’s management have not invested in, or agreed or committed to invest in, or reached any understanding with respect to an investment in Buyer or any other member of the D. E. Shaw group. No members of the Company’s management or board of directors serves on the board of directors of Buyer, and there is no agreement or understanding for any such person to so serve.

Jeffrey Riedler

August 20, 2007

As described in the Background section of the Proxy Statement, promptly following the date on which the Company received an initial indication from the D. E. Shaw group that it was interested in pursuing a possible transaction with the Company, the board of directors of the Company formed a board committee consisting entirely of non-management directors to assist in the consideration of strategic alternatives. It is important to note that none of the members of the board committee serves in a management role with the Company and that three of the four members of the board committee were affiliated with stockholders of the Company owning approximately 45% of the outstanding shares. None of these stockholders is participating with Buyer in the transaction. As authorized by the board, the board committee supervised the sale process with the D. E. Shaw group and conducted all substantive negotiations.

As noted on page 45 and in the Background section of the Proxy Statement, representatives of Buyer engaged in preliminary discussions on a limited number of occasions with Adam Abram and Michael Oakes, the Company’s Chief Executive Officer and Chief Financial Officer, respectively, regarding the possible employment of, and possible investments by, the Company’s management following completion of the proposed merger. During these preliminary discussions, representatives of Buyer expressed a general desire to retain the Company’s management team following completion of the proposed merger, and noted that Buyer might be willing to consider the possible investment by one or more members of the Company’s management team following a possible transaction. Representatives of Buyer did not indicate during these discussions whether such employment and possible investment opportunities would definitively occur, which members of management would be given any such employment and possible investment opportunities, or the terms and conditions of any such employment and investment opportunities (including with respect to the management as a group or individually).

We note that Buyer did inquire of Mr. Abram, solely for information purposes and not in connection with any specific offer or proposal for a possible investment, whether Mr. Abram would be willing to consider a possible investment if given the opportunity and whether he had considered the amount, if any, he would be willing to consider investing. Mr. Abram informed representatives of Buyer that he would be willing to consider such a possible investment opportunity in a particular range of amounts (the high-end of which would in any event be less than 1% of the equity of Buyer immediately following the proposed merger). Mr. Abram has not made a commitment to invest any particular amount, or at all, and any such possible investment is subject to and conditioned upon the structure and terms thereof being satisfactory to him. No structure or terms or suggested investment amount have to date been proposed to Mr. Abram by Buyer or any other member of the D. E. Shaw group.

Except as described above, no member of management has had any discussions with representatives of Buyer regarding the terms of employment or compensation of, or possible investments by, the Company’s management team following completion of the proposed merger, including the terms of any such employment or possible investment opportunities with respect to the members of management as a group or individually. In addition, and in response to the specific points raised by the Staff in the Comment Letter:

Jeffrey Riedler

August 20, 2007

•	There have been no discussions between members of the Company’s management and representatives of Buyer regarding the percentage of shares that will be available for management investment, if any.
•

There have been no discussions between members of the Company’s management and representatives of Buyer regarding how many members of management, if any, will be given the opportunity to invest in the Company.

•

Except as described above, there have been no discussions between members of the Company’s management and representatives of Buyer regarding which members, if any, will be given the opportunity to invest in the Company.

•

Except as described above, there have been no discussions between members of the Company’s management and representatives of Buyer relating to the opportunity to invest in the Company and potential employment agreements.

While, at some point in the future, there may be additional conversations between Buyer and members of the Company’s management, there were no promises made at the time that the transaction was considered by the board of directors, nor during the “go-shop” period when interest from other parties was actively solicited.

In the Form A filings made by the D. E. Shaw group with the various insurance regulatory authorities in connection with the proposed merger, the D. E. Shaw group was required to identify those persons presently expected by the D. E. Shaw group to serve as directors of Buyer or the existing entities within the James River Group of companies. In those filings, no member of the Company’s management team is identified as a director or executive officer of Buyer. In addition, while certain members of the Company’s management team are expected to serve as directors of entities within the James River Group of companies, no such person identified is currently a director of the Company.

Analysis

Rule 13e-3(a)(3)(i)(A) defines a “Rule 13e-3 Transaction” as a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer” and certain other similar transactions. The rule goes on to define an “affiliate” of the issuer as a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. We believe that the Company and members of management of the Company are not affiliates of Buyer, nor should they be viewed as being engaged in the transaction, for purposes of determining whether the proposed merger constitutes a Rule 13e-3 Transaction.

Pursuant to Rule 13e-3(a)(1), in order for members of management to be considered affiliates of Buyer, they would directly or indirectly have to control or be controlled by or be under common control

Jeffrey Riedler

August 20, 2007

with Buyer. As noted in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000 (the “Outline”), the key question is whether members of management who are affiliates of the issuer can be considered to be affiliates of the buyer and thus on “both sides of the transaction,” making the buyer also an affiliate of the issuer. The Outline also notes that the important factors in the Staff’s analysis of the applicability of Rule 13e-3 to transactions include whether the issuer’s management ultimately will:

•	hold a material amount of the surviving company’s outstanding equity securities;
•	occupy seats on the board of the surviving company in addition to senior management positions; and
•

otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”).

As described in the Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997), the factors examined by the Staff in analyzing the applicability of Rule 13e-3 to transactions also include increases in the consideration to be received by management and alterations in management’s employment agreements favorable to management.

As described above, there are currently no agreements, arrangements or understandings under which members of the Company’s management will:

•	hold or acquire any amount of Buyer’s securities;
•	occupy seats on Buyer’s board of directors;
•	otherwise be in a position to control Buyer following the proposed merger; or
•	under which management’s existing employment agreements have been altered in any respect (including to increase compensation or in any other manner favorable to management).

The Company also notes that none of the other factors typically associated with a Rule 13e-3 transaction is present with respect to the proposed merger. None of the members of management of the Company coerced or caused the Company to enter into the Merger Agreement. The material terms of the Merger Agreement were developed by a board committee consisting entirely of non-management directors, in consultation with its separate legal advisors, for consideration by the Company’s board of directors, and were the result of arm’s-length negotiations with Buyer. The Merger Agreement was unanimously approved by the Company’s board of directors. The Company’s

Jeffrey Riedler

August 20, 2007

10-member board of directors consists of nine non-management directors, each of whom is an “independent director” under the rules of the NASDAQ Global Market, and one management director, the Company’s Chief Executive Officer. J.P. Morgan Securities Inc., financial advisor to the board committee, provided a fairness opinion to the board committee and the board of directors in connection with the proposed merger.

The process outlined above and discussed in detail in the Proxy Statement mitigated any risk that the Company’s management were “standing on both sides of the transaction . . . .” Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretative Release”). As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders against the potential adverse effects of going private transactions. These potential adverse effects stemmed from the lack of arm’s-length bargaining and the inability of unaffiliated securities holders to influence corporate decisions that were historically associated with such transactions. These concerns clearly are not present in the negotiations leading to the execution of the Merger Agreement.

Moreover, during the 55-day “go-shop” period following the execution of the Merger Agreement, representatives of the board committee’s financial advisor and certain members of the board committee and management, under the supervision of the board committee, actively solicited competing proposals to the proposed merger. We note that the “go-shop” period expired on August 5, 2007.

The proposed merger is also subject to the approval of the Company’s stockholders and regulatory approval in the domiciliary states of the Company’s insurance subsidiaries.

Finally, as noted above, no agreements, understandings or arrangements with respect to the continued employment of management (other than the existing employment agreements), directorships or investments in Buyer exist as of the date of this letter.

Accordingly, the Company, in consultation with its legal counsel and the board committee’s separate legal counsel, respectfully submits that no member of management of the Company is an affiliate of Buyer, the Company is not an affiliate of Buyer or any other member of the D. E. Shaw group and, consequently, the proposed merger is not a Rule 13e-3 Transaction. For similar reasons, the protections afforded by Rule 13e-3 are not needed in connection with this transaction.

* * *

We have attached hereto a statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Jeffrey Riedler

August 20, 2007

We believe this letter addresses your Comment Letter and, as a result, the Company has not amended the Proxy Statement. We look forward to working with you and to answering any additional questions you may have. If you have any questions regarding the Proxy Statement or this letter, please feel free to call me at (212) 541-2275.

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	John L. Krug

Suzanne Hayes

Richard W. Wright

J. Adam Abram

Nicolas D. Zerbib

James River Group, Inc.

300 Meadowmont Village Circle, Suite 333

Chapel Hill, North Carolina 27517

August 20, 2007

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

In connection with its review of the preliminary proxy statement of James River Group, Inc. (the “Company”), filed on August 3, 2007, the staff of the Securities and Exchange Commission (the “Staff”) has requested that the undersigned provide the following acknowledgment to the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

JAMES RIVER GROUP, INC.

By:	/s/ J. Adam Abram
Name: J. Adam Abram Title: President and CEO